

December 2, 2010

Jim H. Qian
Chief Financial Officer and Director
Northport Network Systems, Inc.
601 Union Street, Suite 4200
Seattle, WA 98101

> **Re:** **Northport Network Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 8-K Filed June 21, 2010**
> **File No. 000-52728**

Dear Mr. Qian:

We have reviewed your letter dated October 28, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 8, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures

Management's Report on Assessment of Internal Control over Financial Reporting, page 40

1.   We note your response to prior comment 3 and the report you intend to file in an amendment to your Form 10-K. Please revise the section of the proposed report titled "Attestation Report of the Independent Registered Public Accounting Firm" to include the disclosure required by Item 308T(a)(4) of Regulation S-K.

Jim H, Qian
Northport Network Systems, Inc.
December 2, 2010
Page 2

Form 8-K filed June 21, 2010

Item 9.01 Financial Statements and Exhibits

2.   We note your response to prior comment 5 indicating that you will follow up after
        receiving a reply from your auditor. Please note that the financial statements, including
        those of an acquired business, are the responsibility of the Company's management.
        Notwithstanding the auditor's reply, please address prior comment 5 in your next
        response.

        You may contact David Edgar, Staff Accountant at (202) 551-3459 if you have questions
regarding comments on the financial statements and related matters. Please contact me at (202)
551-3406 with any other questions.

                                                Sincerely,

                                                Patrick Gilmore
                                                Accounting Branch Chief